3000 Two Logan Square

Eighteenth and Arch Streets

Philadelphia, PA 19103-2799

215.981.4000

Fax 215.981.4750

John P. Falco

direct dial: (215) 981- 4659

direct fax: (866) 422 - 2114

falcoj@pepperlaw.com

December 28, 2018

Division of Investment Management U.S. Securities and Exchange Commission 100 F Street, NE Washington, D.C. 20549 Attn: James E. O’Connor, Senior Counsel

Re:	FundVantage Trust 1940 Act File No. 811-22027 1933 Act File No. 333-141120

Dear Mr. O’Connor:

This letter addresses the comments of the Securities and Exchange Commission’s staff (the “Staff”) to the Trust’s Post-Effective Amendment No. 199 to the Trust’s registration statement on Form N-1A filed with the Commission on October 1, 2018 (the “Amendment”), which was filed pursuant to Rule 485(a) under the Securities Act of 1933 (the “Securities Act”) to register the Polen International Small Company Growth Fund (the “Fund”) as a new series of the Trust under the Investment Company Act of 1940 and to register the Fund’s shares under the Securities Act.

We have organized this letter by setting forth the Staff’s comments in italicized text followed by the Trust’s response.

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1.	Please note that Instruction 3(e) to Item 3 of Form N-1A provides that an expense reimbursement or fee waiver that reduces any fund operating expense must be in place for no less than one year from the effective date of the Fund’s registration statement in order to show the impact in the fee table. Please revise the prospectus accordingly.

Response: The prospectus has been revised to address the Staff’s comment.

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2.	Please include a completed fee table and expense example in the summary section of the Prospectus.

Response: The Prospectus has been revised to address the Staff’s comment.

3.	The Staff notes that the fund considers a company to be a small capitalization company if it has a market capitalization within the range of the companies in the MSCI ACWI ex USA Small Cap Index on a three year rolling period. As of June 30, 2018, the market capitalization of the companies in that index on a three-year rolling period ranged from $0.83 million to $14.57B . Please revise the fund’s definition of small cap so that the market capitalization range is more narrow.. For example, small cap could be defined such that an investment is considered small cap if it is considered small cap in the country of the securities’ issuance.

Response: The Prospectus has been revised to address the Staff’s comment. The three-year rolling period has been reduced to one year.

4.	In the Summary of Principal Investment Strategies revise the first paragraph to state that the Fund may invest in exchange-traded funds that invest at least 80% of their assets in securities of "non-U.S. issuers" that are "small companies."

Response: The Prospectus has been revised to address the Staff’s comment.

5.	Please disclose whether there is a limit on the Fund's ability to invest in emerging market companies. If there is no limit, please disclose that aspect of it investment strategy.

Response: The Prospectus has been revised to address the Staff’s comments. While the Fund does not have a policy limiting its investment in emerging market companies, it is not currently anticipated that the Fund’s investment in emerging market companies will, under normal circumstances, exceed 40% of the Fund’s assets.

6.	Please clarify whether the Fund will hedge its foreign currency exposure. If so, please disclose how will it do so and whether there are any risks created by its hedging strategy.

Response: The Fund does not hedge its foreign currency exposure.

7.	Please revise this risk disclosure to focus on the risks of investing in common stocks.

Response: The prospectus has be revised to address the Staff’s comment.

8.	If the Fund is likely to focus its investing on a particular region or particular countries, please provide the appropriate strategy and risk disclosure.

Response: The Fund does not currently intend to focus its investments in a particular country or geographic region.

9.	If the companies in which the Fund will invest may be subject to source withholding on interest, dividends, or capital gains, please disclose the appropriate risks associated with such interest, dividends or capital gains.

Response: The Prospectus has been revised to address the Staff’s comment.

10.	The summary prospectus stated that the Fund would invest only in common stock. Please revise the disclosure as appropriate.

Response: As a principal investment strategy the Fund will primarily invest in common stocks but may as a non-principal investment strategy invest in preferred equity securities.

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Please direct any questions concerning this letter to the undersigned at 215.981.4659.

Very truly yours,
/s/ John P. Falco
John P. Falco

cc:	Joel L. Weiss, President of FundVantage Trust John M. Ford, Esq.